U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM 10-SB/A

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         Amendment No. 1

                    COMET TECHNOLOGIES, INC.
         (Name of Small Business Issuer in its charter)

                   Commission File No. 0-26059


            Nevada                          87-0430322
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


    10 West 100 South, Suite 610, Salt Lake City, Utah 84101
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 532-7851


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

By this reference to its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999 ("Form 10-QSB"), Comet Technologies, Inc. ("Company"), hereby incorporates into its Form 10-SB as filed with the Securities and Exchange Commission on May 13, 1999 ("Form 10-SB"), the following items:

Under "Item 13. Financial Statements" of the Form 10-SB, the Company's Balance Sheets as of June 30, 1999 (unaudited) and December 31, 1998; Statements of Operations (unaudited) for the three months and six months ended June 30, 1999 and 1998, and, inception to June 30, 1999; Statements of Cash Flows (unaudited) for the three months and six months ended June 30, 1999 and 1998, and, inception to June 30, 1999; and the notes to said financial statements appearing under "Item 1. Financial Statements" of Part I of the Form 10-QSB; and

Under "Item 2. Management's Discussion and Analysis or Plan of Operation" of the Form 10-SB, the discussion appearing under "Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operation" of Part I of the Form 10-QSB.

Included as Exhibit No. 1 to this filing is a complete copy of the Form 10-QSB (Exhibit Ref. No. 13).

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to its registration statement on Form 10-SB to be signed on its behalf by the undersigned thereunto duly authorized.

                                 COMET TECHNOLOGIES, INC.

Date: July 9, 1999               By: /s/ Jack M. Gertino, Secretary/ Treasurer